SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of November ,  2003.
                                        ---------   ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  November 27, 2004                       By  /s/ David Henstridge
      --------------------                 -------------------------------------
                                           (Signature)



David Henstridge, President
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                  X     Schedule A
                                       --------
                                          X     Schedules B & C
                                       --------
                                       (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                         TUMI RESOURCES LIMITED
                                       -----------------------------------------
ISSUER ADDRESS                         #1305 - 1090 WEST GEORGIA STREET
                                       VANCOUVER, BC   V6E 3V7
                                       -----------------------------------------
ISSUER TELEPHONE NUMBER                (604) 685-9316
                                       -----------------------------------------
ISSUER FAX NUMBER                      (604) 683-1585
                                       -----------------------------------------
CONTACT PERSON                         MR. NICK DEMARE
                                       -----------------------------------------
CONTACT'S POSITION                     DIRECTOR
                                       -----------------------------------------
CONTACT'S TELEPHONE NUMBER             (604) 685-9316
                                       -----------------------------------------
CONTACT'S E-MAIL ADDRESS               ndemare@chasemgt.com
                                       -----------------------------------------
WEBSITE                                www.tumiresources.com
                                       -----------------------------------------
FOR QUARTER ENDED                      SEPTEMBER 30, 2003
                                       -----------------------------------------
DATE OF REPORT                         NOVEMBER 27, 2003
                                       -----------------------------------------

                                   CERTIFICATE
                                    --------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DAVID HENSTRIDGE                /s/ David Henstridge                    03/11/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR                SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

NICK DEMARE                     /s/ Nick DeMare                        03/11/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR                SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A













--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2003 AND 2002

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)




                                                   September 30,   December 31,
                                                       2003            2002
                                                         $               $
                                                                     (Audited)

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                               449,479         385,678
Amounts receivable and prepaids                          61,963          15,445
                                                   ------------    ------------
                                                        511,442         401,123
MINERAL PROPERTY COSTS (Note 3)                       1,378,107         632,983
                                                   ------------    ------------
                                                      1,889,549       1,034,106
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 53,339          62,554
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                2,426,857       1,218,726

CONTRIBUTED SURPLUS                                      64,981          17,369

DEFICIT                                                (655,628)       (264,543)
                                                   ------------    ------------
                                                      1,836,210         971,552
                                                   ------------    ------------
                                                      1,889,549       1,034,106
                                                   ============    ============


APPROVED BY THE DIRECTORS

/s/ David Henstridge   , Director
-----------------------

/s/ Nick DeMare        , Director
-----------------------


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                      (Unaudited - Prepared by Management)


                                                        Three Months Ended               Nine Months Ended
                                                           September 30,                   September 30,
                                                   ----------------------------    ----------------------------
                                                       2003            2002            2003            2002
                                                         $               $               $               $

INCOME

Interest income                                           1,040             614           2,613           4,890
                                                   ------------    ------------    ------------    ------------
EXPENSES

Accounting, administration and management                11,527           3,430          54,078          15,080
Audit                                                     1,969               -          13,441               -
Consulting                                               30,309           5,000          35,617           5,000
Fiscal advisory fees                                     13,060               -          31,085               -
Investor relations                                        6,000               -          18,000               -
Legal                                                    15,062           1,094          22,596           5,644
Management fees                                           5,600           3,000          15,600           7,000
Office                                                    7,642           1,789          24,965           7,562
Regulatory                                                6,420           2,369          15,038          14,337
Shareholder costs                                         1,126               -           7,288           1,312
Stock-based compensation                                 44,202               -          49,643               -
Transfer agent                                            1,024           2,560           6,123           5,444
Travel and related                                       16,267           7,524          83,368           9,282
                                                   ------------    ------------    ------------    ------------
                                                        160,208          26,766         376,842          70,661
                                                   ------------    ------------    ------------    ------------
NET LOSS BEFORE THE FOLLOWING                          (159,168)        (26,152)       (374,229)        (65,771)

UNREALIZED FOREIGN EXCHANGE                             (12,251)          1,235         (16,856)         (1,676)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (171,419)        (24,917)       (391,085)        (67,447)

DEFICIT - BEGINNING OF PERIOD                          (484,209)        (53,316)       (264,543)        (10,786)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                                (655,628)        (78,233)       (655,628)        (78,233)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS
      PER COMMON SHARE                                   ($0.02)         ($0.01)         ($0.05)         ($0.02)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                       8,278,883       4,522,750       7,677,396       3,901,546
                                                   ============    ============    ============    ============




              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                      (Unaudited - Prepared by Management)



                                                        Three Months Ended               Nine Months Ended
                                                           September 30,                   September 30,
                                                   ----------------------------    ----------------------------
                                                       2003            2002            2003            2002
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (171,419)        (24,917)       (391,085)        (67,447)
Adjustment for item not involving cash
     Stock-based compensation                            44,202               -          49,643               -
                                                   ------------    ------------    ------------    ------------
                                                       (127,217)        (24,917)       (341,442)        (67,447)
Decrease (increase) in amounts receivable
     and prepaids                                        42,228            (770)        (46,518)          6,186
Increase (decrease) in accounts payable
     and accrued liabilities                             (9,577)        (14,935)         (9,215)            134
                                                   ------------    ------------    ------------    ------------
                                                        (94,566)        (40,622)       (397,175)        (61,127)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITY

Expenditures on mineral properties                     (100,049)       (161,918)       (609,124)       (274,521)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               590,800          24,750       1,107,340         132,750
Share subscriptions                                           -         135,000               -         135,000
Share issue costs                                       (30,940)              -         (37,240)              -
                                                   ------------    ------------    ------------    ------------
                                                        559,860         159,750       1,070,100         267,750
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS -  DURING THE PERIOD                   365,245         (42,790)         63,801         (67,898)

CASH AND CASH EQUIVALENTS
     - BEGINNING OF PERIOD                               84,234         273,053         385,678         298,161
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     - END OF PERIOD                                    449,479         230,263         449,479         230,263
                                                   ============    ============    ============    ============






              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS

     The Company is in the process of exploring mineral properties located in Mexico and Peru. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.   MINERAL PROPERTY COSTS

                                    September 30, 2003                             December 31, 2002
                        ------------------------------------------    ------------------------------------------
                        Acquisition    Exploration                    Acquisition    Exploration
                           Costs       Expenditures       Total          Costs       Expenditures      Total
                              $              $               $              $              $              $

     Tinka                    88,073          4,491         92,564          88,073          4,491         92,564
     Cinco Minas             405,638        710,595      1,116,233         196,818        180,167        376,985
     Gran Cabrera            169,310              -        169,310         163,434              -        163,434
                        ------------   ------------   ------------    ------------   ------------   ------------
                             663,021        715,086      1,378,107         448,325        184,658        632,983
                        ============   ============   ============    ============   ============   ============

BC FORM 51-901F                                                       SCHEDULE A


                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


3.   MINERAL PROPERTY COSTS (continued)

     Exploration expenditures incurred during the nine months ended September 30, 2003, are as follows:

                                                Cinco Minas    Gran Cabrera       Tinka
                                                   Claims         Claims        Property         Total
                                                ------------   ------------   ------------   ------------
                                                     $              $               $              $

     Balance, at December 31, 2002                   180,167              -          4,491        184,658
                                                ------------   ------------   ------------   ------------
     Expenditures during the period
             Assays                                   47,266              -              -         47,266
             Camp costs                               27,963              -              -         27,963
             Communication                            20,300              -              -         20,300
             Consulting                                1,908              -              -          1,908
             Drilling                                193,167              -              -        193,167
             Environmental                            11,309              -              -         11,309
             Geological                               79,879              -              -         79,879
             Site access                              31,864              -              -         31,864
             Supplies                                  1,688              -              -          1,688
             Topography                               23,101              -              -         23,101
             Travel                                   37,324              -              -         37,324
             Wages                                    54,659              -              -         54,659
                                                ------------   ------------   ------------   ------------
                                                     530,428              -              -        530,428
                                                ------------   ------------   ------------   ------------
     Balance, at September 30, 2003                  710,595              -          4,491        715,086
                                                ============   ============   ============   ============

     (a)  Cinco Minas, Mexico

          By agreements dated July 6, 2002 and August 18, 2002, the Company could earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (300,000 shares issued) of the Company over a three year period.

     (b)  Gran Cabrera, Mexico

          On October 23, 2002, the Company entered into an agreement whereby the Company could earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US $45,500 payment for past property taxes
          (paid), conducting exploration expenditures totalling US $2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

     (c)  Tinka, Peru

          On May 31, 2002, the Company entered into a letter of intent whereby the Company could earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US $7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US $3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US $750,000.

BC FORM 51-901F                                                       SCHEDULE A


                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


3.   MINERAL PROPERTY COSTS (continued)

          On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, the President of which is a director of the Company, whereby the Company granted a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources agreed to assume the Company's share issuance obligations through the issuances, over a three year period, of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million over a three year period.


4.   SHARE CAPITAL

     Authorized:  100,000,000 common shares with no par value

     Issued:                                         September 30, 2003            December 31, 2002
                                                ---------------------------   ---------------------------
                                                   Shares         Amount         Shares         Amount
                                                                    $                             $

     Balance, beginning of period                  6,824,000      1,218,726      3,459,000        315,583
                                                ------------   ------------   ------------   ------------
     Issued during the period
     For cash
          Private placements                       2,005,000      1,066,000      2,450,000        663,000
          Exercise of options                        218,000        136,000        230,000         35,643
          Exercise of warrants                             -              -         10,000          2,000
          Less share issue costs                           -        (41,938)             -              -
     For mineral properties                          200,000         43,371        675,000        202,500
     For finder's fees                                 8,700          4,698              -              -
                                                ------------   ------------   ------------   ------------
                                                   2,431,700      1,208,131      3,365,000        903,143
                                                ------------   ------------   ------------   ------------
     Balance, end of period                        9,255,700      2,426,857      6,824,000      1,218,726
                                                ============   ============   ============   ============

     (a)  During the nine months ended September 30, 2003, the Company:

          i) completed a private placement of 528,000 units, for $475,200. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement.

          ii) completed a private placement of 1,477,000 units at $0.40 per unit, for gross proceeds of $590,800. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year for the exercise price of $0.45 on or before February 19, 2004 and at $0.55 on or before August 19, 2004. A finder's fee of $30,940 was paid on a portion of the private placement. In addition the Company issued 8,700 common shares at a recorded amount of $4,698 in consideration as finder's fees on a portion of the private placement.

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


4.   SHARE CAPITAL (continued)

     (b)  Stock Options

          During the nine months ended September 30, 2003, the Company repriced 235,000 stock options, from the original exercise price of $1.00 per share to $0.57 per share.

          A summary of the Company's outstanding stock options at September 30, 2003, and the changes for the nine months ended September 30, 2003, is presented below:

                                                  OPTIONS           WEIGHTED
                                                OUTSTANDING          AVERAGE
                                               AND EXERCISABLE    EXERCISE PRICE
                                                                        $

          Balance, beginning of period               681,400          0.33
          Granted                                    440,000          0.55
          Exercised                                 (218,000)         0.19
          Cancelled                                   (5,000)         0.57
                                                ------------
          Balance, end of period                     898,400
                                                ============

          The following table summarizes information about the stock options outstanding and exercisable at September 30, 2003:

          EXERCISE            NUMBER                NUMBER
           PRICE           OUTSTANDING           EXERCISABLE        EXPIRY DATE
             $

            0.15              33,000                33,000         Jun. 21, 2005
            0.23             171,000               171,000         Jul. 15, 2005
            0.52             200,000               200,000         Aug. 21, 2005
            0.52             119,400               104,400         Dec. 05, 2005
            0.55             140,000               140,000         Dec. 19, 2005
            0.57             235,000               235,000         Jan. 14, 2006
                             -------               -------
                             898,400               883,400
                             =======               =======

     (c)  Warrants

          A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at September 30, 2003, and the changes for the nine months ended September 30, 2003, is as follows:

                                                                  Number

          Balance, beginning of period                            2,521,000
          Issued                                                  2,005,000
                                                               ------------
          Balance, end of period                                  4,526,000
                                                               ============

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


4.   SHARE CAPITAL (continued)

          The  following  table  summarizes   information   about  the  warrants
          outstanding and exercisable at September 30, 2003:

            EXERCISE                     NUMBER
             PRICE                    OUTSTANDING             EXPIRY DATE
               $

             0.20                        590,000              May 27, 2004
          0.35 / 0.40                    700,000              Oct. 15, 2003/2004
          0.35 / 0.40                  1,150,000              Dec. 13, 2003/2004
          0.45/0.55                    1,477,000              Feb. 19 2004/2005
          1.00 / 1.15                    528,000              Mar. 04, 2004/2005
             0.37                         81,000              Dec. 13, 2004
                                       ---------
                                       4,526,000
                                       =========

     (d) As at September 30, 2003, 1,010,400 common shares are held in escrow and are released in equal semi-annual instalments of 252,600 shares ending May 27, 2005.

     (e)  See also Note 9.


5.   STOCK BASED COMPENSATION

     During the nine months ended September 30, 2003, the Company granted stock options to employees, directors and consultants to purchase 440,000 shares of the Company. The options are exercisable at prices ranging from $0.52 per share to $0.57 per share and have a 3 year term to expiry. In addition, the Company repriced 235,000 stock options previously granted to employees and directors, from the original price of $1.00 per share to $0.57 per share.

     The Company has recognized compensation expense of $49,643 for stock options granted to consultants during the nine months ended September 30, 2003.

     As the Company did not adopt the fair value method of accounting for stock options repriced and granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's repriced stock options and stock options granted to employees and directors been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

                                                                         $

     Net loss for the period
         - as reported                                                 (391,085)
         - compensation expense                                        (150,515)
                                                                     ----------
         - pro-forma                                                   (541,600)
                                                                     ==========
     Basic and diluted loss per share
         - as reported                                                    (0.05)
         - pro-forma                                                      (0.07)

     The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

          Risk-free interest rate                    2.75% - 4.37%
          Estimated volatility                        101% - 104%
          Expected life                                1.5 years

     The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.45 per share.

     Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.


6.   RELATED PARTY TRANSACTION

     During the nine months ended September 30, 2003, the Company paid a total of $53,700 for accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company.

     Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


7.   SEGMENTED INFORMATION

     (a)  Segment assets:

                                                     September 30, 2003
                                       -------------------------------------------------
                                                     Peruvian     Mexican
                                                      Mineral     Mineral
                                       Corporate    Operations   Operations     Total
                                           $             $           $            $

          Current assets                  455,368          448       55,626      511,442
          Mineral property costs                -       92,564    1,285,543    1,378,107
                                       ----------   ----------   ----------   ----------
                                          455,368       93,012    1,341,169    1,889,549
                                       ==========   ==========   ==========   ==========

     (b)  Segment profits and loss:

                                         For the Nine Months Ended September 30, 2003
                                       -------------------------------------------------
                                                     Peruvian     Mexican
                                                      Mineral     Mineral
                                       Corporate    Operations   Operations     Total
                                           $             $           $            $

          Loss for the period            (350,752)           -      (40,333)    (391,085)
                                       ==========   ==========   ==========   ==========

BC FORM 51-901F                                                       SCHEDULE A

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                      (Unaudited - Prepared by Management)


8.   SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:

                                                    September 30,  September 30,
                                                        2003           2002
                                                          $              $
     Investing activity
          Expenditures on mineral properties            (136,000)       (90,000)
                                                    ============   ============

     Financing activities
          Shares issued for mineral properties           136,000         90,000
          Shares issued for finder's fee                   4,698              -
          Share issue costs                               (4,698              -
          Shares issued on exercise of options             2,031              -
          Contributed surplus                             (2,031              -
                                                    ------------   ------------
                                                         136,000         90,000
                                                    ============   ============

     Other supplementary cash flow information:

                                                    September 30,  September 30,
                                                        2003           2002
                                                          $              $

     Interest paid in cash                                     -              -
                                                    ============   ============

     Income taxes paid in cash                                 -              -
                                                    ============   ============


9.   SUBSEQUENT EVENT

     Subsequent to September 30, 2003, the Company arranged, subject to final regulatory approval, a private placement financing of up to 3,437,500 units, at $0.80 per unit, for gross proceeds of $2,750,000. Each unit will comprise of one common share and one warrant. Each warrant will entitle the holder to purchase one additional common share for a period of 18 months at a price of $1.00 per share in the first 12 months and at $1.35 per share in the remaining six months.

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


1.(a)  GENERAL AND ADMINISTRATIVE
                                                                        $

       Accounting and administration                                     54,078
       Audit                                                             13,441
       Consulting                                                        35,617
       Fiscal advisory fees                                              31,085
       Investor relations                                                18,000
       Legal                                                             22,596
       Management fees                                                   15,600
       Office                                                            24,965
       Regulatory                                                        15,038
       Shareholder costs                                                  7,288
       Transfer agent                                                     6,123
       Travel and related                                                83,368
                                                                   ------------
                                                                        327,199
                                                                   ============


1.(b)  MINERAL PROPERTY COSTS

                                                    Cinco Minas    Gran Cabrera       Tinka
                                                       Claims         Claims        Property         Total
                                                    ------------   ------------   ------------   ------------
                                                          $              $              $              $

       Balance, at beginning of period                   376,985        163,434         92,564        632,983
                                                    ------------   ------------   ------------   ------------
       Expenditures during the period
             Assays                                       47,266              -              -         47,266
             Camp costs                                   27,963              -              -         27,963
             Communication                                20,300              -              -         20,300
             Consulting                                    1,908              -              -          1,908
             Drilling                                    193,167              -              -        193,167
             Environmental                                11,309              -              -         11,309
             Geological                                   79,879              -              -         79,879
             Option, land payments and taxes             208,820          5,876              -        214,696
             Site access                                  31,864              -              -         31,864
             Supplies                                      1,688              -              -          1,688
             Topography                                   23,101              -              -         23,101
             Travel                                       37,324              -              -         37,324
             Wages                                        54,659              -              -         54,659
                                                    ------------   ------------   ------------   ------------
                                                         739,248          5,876              -        745,124
                                                    ------------   ------------   ------------   ------------
       Balance, at end of period                       1,116,233        169,310         92,564      1,378,107
                                                    ============   ============   ============   ============

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


2.(a)  RELATED PARTY TRANSACTION

       During the nine months ended September 30, 2003, the Company:

       (i) paid a total of $53,700 for accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company; and

       (ii) conducted a private placement of 528,000 units in which officers and directors of the Company purchased 278,000 units for $250,200.


3.(a)  SECURITIES ISSUED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2003


         Date         Type of    Type                                           Total       Type of
       of Issue      Security   of Issue                 Number     Price      Proceeds   Consideration  Commission
                                                                      $           $                           $

       Jan. 2003     Common     Options                  110,000     0.15        16,500        Cash          N/A
       Jan. 2003     Common     Options                  108,000     0.23        24,840        Cash          N/A
       Mar. 2003     Common     Private placement        528,000     0.90       475,200        Cash          Nil
       Aug. 2003     Common     Private placement      1,477,000     0.40       590,800        Cash          N/A
       Aug. 2003     Common     Finder's fee               8,700     0.54         4,698        N/A          4,698
       Sept. 2003    Common     Property                 200,000     0.68       136,000      Property        N/A
                                                       2,431,700

3.(b)  OPTIONS GRANTED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2003

       Date                    Number         Type                                     Exercise
       Granted                of Shares       of Option            Name                  Price        Expiry Date
                                                                                           $
       Jan. 14, 2003            69,000      Director            D. Henstridge             0.57        Jan. 14, 2006
       Jan. 14, 2003            65,000      Director            N. DeMare                 0.57        Jan. 14, 2006
       Jan. 14, 2003            35,000      Director            H. Lim                    0.57        Jan. 14, 2006
       Jan. 14, 2003            20,000      Employee            M. Bermudez               0.57        Jan. 14, 2006
       Jan. 14, 2003            20,000      Employee            J. Abbinante              0.57        Jan. 14, 2006
       Jan. 14, 2003             7,000      Employee            L. Liu                    0.57        Jan. 14, 2006
       Jan. 14, 2003             7,000      Employee            R. Wong                   0.57        Jan. 14, 2006
       Jan. 14, 2003             7,000      Employee            A. Smith                  0.57        Jan. 14, 2006
       Jan. 14, 2003             5,000      Employee            B. Moody                  0.57        Jan. 14, 2006
       Jan. 14, 2003             5,000      Employee            J. Rowsell                0.57        Jan. 14, 2006
       Aug. 21, 2003           100,000      Consultant          C. Bonvini                0.52        Aug. 21, 2005
       Aug. 21, 2003           100,000      Consultant          E. Fitspatrick            0.52        Aug. 21, 2005
                               -------
                               440,000
                               =======

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


4.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003

                                                               Issued
                                     Authorized       -------------------------
       Class         Par Value          Number          Number         Amount

       Common           WPV          100,000,000      9,255,700      $2,426,857


4.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2003

                                Exercise Price
       Security        Number      Per Share          Expiry Date

       Options          33,000        $0.15         June 21, 2005
       Options         171,000        $0.23         July 15, 2005
       Options         200,000        $0.52         Aug. 21, 2005
       Options         119,400        $0.52         Dec. 05,2005
       Options         140,000        $0.55         Dec. 19, 2005
       Options         235,000        $0.57         Jan. 14, 2006
                     ---------
                       898,400
                     =========
       Warrants        590,000        $0.20         May 27, 2004
       Warrants        700,000    $0.35 / $0.40     Oct. 15, 2003 / 2004
       Warrants      1,150,000    $0.35 / $0.40     Dec. 13, 2003 / 2004
       Warrants      1,477,000    $0.45 / $0.55     Feb. 19, 2004 /Aug. 19, 2005
       Warrants         81,000        $0.37         Dec. 13, 2004
       Warrants        528,000    $1.00 / $1.15     Mar. 04, 2004 / 2005
                     ---------
                     4,526,000
                     =========

4.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2003

       As of September 30, 2003, 1,010,400 common shares are subject to escrow restrictions.


5.(a)  LIST OF DIRECTORS AS AT SEPTEMBER 30, 2003

       Directors:
           David Henstridge
           Nick DeMare
           Harvey Lim

       Officers:
           David Henstridge, President, Chairman and Chief Executive Officer Mariana Bermudez, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS
----------------------------------

Description of Business

Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol "TM.V" The Company is also registered with the U.S. Securities and Exchange Commission (the "SEC") as a foreign private issuer under the Securities Act of 1934.

Property Updates

a)   Cinco Minas, Mexico

     On October 28, 2003, the Phase II drilling program commenced at the Cinco Minas silver-gold project. The Company had completed the Phase I drill program at Cinco Minas in March and April, 2003. The drill results, announced on May 13, 2003, were extremely encouraging and confirmed the open-pit potential of the area around the historic El Abra mine, where ten of eleven holes intersected significant silver-gold mineralization. The most significant intersections drilled included 18m grading 2.03 g/t Au and 316 g/t Ag in CMRC20, including 4m grading 7.01 g/t Au and 1,099 g/t Ag, 12m grading 2.83 g/t Au and 143 g/t Ag in CMRC18 and 14m grading 1.44 g/t Au and 221 g/t Ag in CMRC23.

     The Phase I drilling program around El Abra has outlined about 1 million tonnes of silver-gold mineralization to a depth of 100m below surface. In order to commence a scoping study for a project with a mining rate of 1,000 tonnes per day, the resource size needs to be increased. Therefore, as part of the Phase II work program, the Company is undertaking a drill sampling program of the vein above surface road level at El Abra, estimated to contain about 250,000 to 300,000 tonnes of rock with no strip ratio. This required construction of a road or ramp access above and behind the vein and holes were drilled from the footwall towards the hanging-wall of the vein. As old workings extend up into this mass of rock, it must be sampled by drill holes. Channel sampling at the top of the vein outcrop is included as part of the program. The drilling initially focused on extending or closing the mineralization both along strike to the NW and SE of the drill holes completed in Phase 1 and several other holes will be drilled down dip from these holes.

     In November 2003, the Company announced results from six drill holes, as follows:

                                                                       ESTIMATED
     HOLE                                  FROM      TO      WIDTH     TRUE WIDTH     GOLD        SILVER
     NUMBER             SECTION             (m)      (m)      (m)          (m)        (g/t)        (g/t)

     CMRC-30            310W               32.0      52.0     20.0        18.5         3.2           845
                        including          34.0      40.0      6.0         5.6         9.0         2,608

     CMRC-31            310W (1)           58.0      60.0      2.0         1.9         0.38           48

     CMRC-32            350W               82.0      94.0     12.0         6.9         0.18           61
                                           98.0     104.0      6.0         3.4         0.19           62

     CMRC-33            400W               74.0      92.0     18.0        11.6         1.0           160
                                          102.0     115.0     13.0         8.4         0.4            36

     CMRC-34            500W               70.0     106.0     35.0(2)     22.5         1.5           289
                        including          74.0      82.0      8.0         5.1         3.9           732

     CMRC-35            450W               62.0      86.0     23.4(3)     17.4         0.6           118
                                           90.0      94.0      4.0         2.9         0.1            31


BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

     (1)  hole undercuts  southeast extent of the historic El Abra ore shoot
     (2)  1 metre underground working, no sample
     (3)  0.6 metres underground working, no sample

     The Company is very encouraged by the drill results to date which include three drill intercepts of bonanza silver-gold mineralization within the broader El Abra mineralized zone. These bonanza shoots appear to be separate bodies intercepted over a strike length of 190m. On the basis of the drill results from the first phase of drilling at Cinco Minas undertaken earlier this year, the Company's management believes that the historic El Abra Mine area will once again be economically mined but now as a low-cost open-pit operation.

     Drilling is continuing at Cinco Minas and the Company has planned a further twelve reverse circulation drill holes. Eleven of these holes will be drilled in the El Abra area and one hole to the SE of El Abra exploring for an extension to the known mineralization.

     Road construction is underway to gain access to the top of the El Abra vein which crops out to a height of about 50m above road level. Once constructed, drilling will take place to sample this part of the vein as well as extending the known mineralization at El Abra both below and along strike to the north-west from the existing drill holes.

     As well, the Company is expecting its first results of metallurgical test work from two representative samples, each about 300 kilograms, taken at El Abra. The initial test work on the samples includes both bottle roll tests and column leach studies using an initial rock crush size of minus 1/2 inch.

     Through an agreement with Minera San Jorge S.A. de C.V., the Company is earning a 60% interest and has the right to purchase the remaining 40% in the Cinco Minas Project. The Company's consulting geologist, Mr. John Nebocat, is the Qualified Person for the Cinco Minas Project.

     Drill samples were prepared by GM LACME Laboratory, Guadalajara, Mexico and assayed at IPL Laboratory in Canada. Samples greater than 1 g/t gold and high silver values were check assayed, and the Company submitted a known standard (about one in every ten samples submitted) for check analysis. All bulk samples of RC chips along with all sample rejects prepared by the laboratory in Mexico are stored for verification purposes.

b)   Gran Cabrera, Mexico

     The Company is focusing its resources on the exploration of the Cinco Minas Property and, as a result, has not committed any funds to conduct exploration on the Gran Cabrera Properties. Management anticipated that it may conduct a US $100,000 geological and sampling program towards the latter part of fiscal 2003. However, any decision will be dependent on the results at the Cinco Minas Property and adequate financial resources. The Company is required to incur a minimum of US $325,000 by October 23, 2005. If the Company is unable to spend the first year commitment it will be required to renegotiate the Gran Cabrera HOA or risk losing the option.

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

c)   Tinka Property, Peru

     On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the Company, whereby the Company, has granted a 70% interest in the option on the Tinka property. Under the option, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances of a total of 500,000 common shares of Tinka Resources over three years. Tinka Resources must also fund a total of US $2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period.

Operations and Liquidity

During the nine months ended September 30, 2003, the Company reported a loss of $391,085, an increase of $323,638, compared to a loss of $67,447 in 2002. General and administrative expenses of $393,698 was reported in 2003, an increase of $321,361 from $72,337 in 2002. Accounting and administrative expenses increased by $38,998, from $15,080 in 2002 to $54,078 in 2003 due to increased levels of operations and activity in 2003 in the head office and Mexico office. Audit and legal fees increased substantially due mainly to the preparation of the Form 20F registration form. Consulting fees, office expenses and travel expenses increased due to costs associated with increasing the Company's market awareness and corporate development. During 2003 the Company paid $31,085 for fiscal advisory services. In addition, the Company recorded a non-cash charge of $49,643 attributed to the vesting of certain stock options and granting of stock options to consultants.

During 2003, the Company spent $530,428 on concession payments and exploration expenditures to complete the Phase I sampling and drilling program on the Cinco Minas Project in Mexico.

During 2003, the Company raised $1,109,371 cash from the issuances of common shares from two private placements and options exercised. As at September 30, 2003, the Company had a working capital of $458,103. In November 2003, the Company arranged, subject to regulatory approval, a private placement financing of up to 3,437,500 units at $0.80 per unit to raise gross proceeds of $2,750,000. Each unit will comprise of a share and a warrant exercisable for 18 months at $1.00 per share in the first 12 months and $1.35 per share in the remaining six months. Of this financing 2,500,000 units will be a brokered placement through Canaccord Capital Corporation ("Canaccord") as agent. Canaccord will be paid a cash commission of 8%, of which Canaccord may elect to be paid up to half in units, broker warrants of 15% and a corporate finance and administration fee. A finders fee will be paid on the non-brokered component of this financing. The proceeds will be used to fund ongoing work programs.

Listing and Quotation

The Company recognizes the importance of maintaining its corporate presence in the investment community. As a result the Company completed a number of steps to increase its profile.

a)   Frankfurt Exchange

     On October 14, 2003, the Company listed its shares on the Frankfurt Stock Exchange, under the trading symbol "TUY". The Frankfurt Exchange (Deutsche Borse) is one of the world's largest stock exchanges, and the Xetra trading platform has made it the world's second-largest fully electronic cash market. Tumi stock quotes may be checked online at http://deutsche-boerse.com. This listing will allow European investors easier access to trade the Company's shares.

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

b)   Over the Counter Bulletin Board

     On November 25, 2003, the Company's common shares were quoted for trading on the OTC Bulletin Board ("OTCBB") under the symbol "TUMIF". The OTCBB Services is operated by NASDAQ and permits NASDAQ members to quote the Company's common stock. The Company is a registrant with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934.

Investor Relations

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its web site (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,000 and may be cancelled by either party on 15 days notice. During the nine months ended September 30, 2003, the Company paid $18,000 to Mr. Nicolaas.